Scopus BioPharma Inc. 420 Lexington Avenue, Suite 300 New York, New York 10170

September 21, 2020

Ms. Ada D. Sarmento

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Scopus BioPharma Inc. Amendment No. 3 to Form 1-A Filed: September 2, 2020 File No.: 024-11228

Qualification Request

Requested Date:       September 23, 2020

Requested Time:      5:00 PM Eastern Time

Dear Ms. Sarmento:

Scopus BioPharma Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Amendment No. 3 to Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Mark J. Wishner, who is an attorney with the Company’s outside legal counsel, Greenberg Traurig, LLP, to orally modify or withdraw this request for qualification.

The Company hereby acknowledges that:

•    should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

September 21, 2020

•    the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell shares of its common stock pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

________________________________________

The Company requests that it be notified of such qualification by a telephone call to Mark J. Wishner at (703) 749-1352 or email to him at: wishnerm@gtlaw.com.

Sincerely,

Scopus BioPharma Inc.

By:	/s/ Joshua R. Lamstein
Name: Joshua R. Lamstein
Title: Co-Chairman